

January 13, 2011

Mr. Randy Hayward
Chief Financial Officer
Global Green Matrix Corporation
943 Canso Drive
Gabriola, BC V0R 1X2

    RE: Global Green Matrix Corporation
             Forms 20-F & 20-F/A for the Year Ended December 31, 2009
             File No. 0-51180

Dear Mr. Hayward:

We have reviewed your response letter dated December 27, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F/A for the Year Ended December 31, 2009

General

1. Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your supplemental response. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings, including your interim filings where appropriate.

Internal Controls Over Financial Reporting, page 63

2. We have read your response to prior comment three. It appears that your proposed revisions to management's assessment of internal control over financial reporting

are still deficient. Please revise your proposed disclosure to also include a statement in substantially the following form: "This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report." Please amend your Form 20-F accordingly to provide the information required by Item 15T(b) of Form 20-F regarding your assessment of the effectiveness of your internal control over financial reporting.

3. Your response to comment five from our letter dated November 23, 2010 did not fully address our original comment. Your original Form 20-F filed on July 20, 2010 did not include Item 15 (management's assessment of disclosure controls and procedures or management's assessment of the effectiveness of internal controls over financial reporting) and, as noted in our letter dated November 23, 2010, the disclosures you provided in your Form 20-F/A are missing required disclosures. Considering these facts and circumstances, please tell us the factors you considered that support your conclusion that your disclosure controls and procedures were effective as of December 31, 2009. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please show us how you will amend your Form 20-F/A to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures (i.e., that your disclosure controls and procedures were not effective as of the end of the fiscal year).

Exhibits 99.1 and 99.2

4. We have read your response to prior comment six. Please confirm that you will no longer include the title of the certifying individual at the beginning of the certification in future filings.

5. We reissue prior comment seven. You have replaced the word "report" with "annual report" in paragraphs 3 and 4 of your certifications. In future filings, please revise your certifications to use the word "report" instead of the description of the incorrect corresponding report. Please also revise your introductory paragraph 4 to specifically reference "internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))." Your certifications should be in the exact form as required in paragraph 12 of Instructions as to Exhibits of Form 20-F.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or Lisa Etheredge, Staff Accountant, at (202) 551-3424 if you have questions regarding these comments.

Sincerely,

Rufus Decker
Accounting Branch Chief